EXHIBIT 99.16

PROXY
SOLICITED BY THE MANAGEMENT OF OREZONE RESOURCES INC.

The undersigned, shareholder of Orezone Resources Inc. (the "Corporation"), holding ______________ Class “A” shares, hereby appoints Ronald N. Little, President or failing him, Jeffrey S. Ackert, Corporate Secretary or, instead of the foregoing _________________________ of as proxy for the undersigned with power of substitution to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the offices of Stikeman Elliot, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, onThursday, June 27, 2002, at 2:00 o’clock(Toronto time) and at any adjournments thereof.

Where this form of proxy fails to specify a choice with respect of the matters set forth below, the proxy designated above will VOTE IN FAVOUR of each matter specified below.

The proxy herein named is specifically directed:

TO VOTE |_| or WITHHOLD FROM VOTING |_| for the election of the nominees for directors.

TO VOTE |_| or WITHHOLD FROM VOTING |_| for the appointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors.

The proxy herein named is specifically directed to vote:

FOR |_| or AGAINST |_| the approval, ratification and confirmation, subject to the approval of the regulatory authorities having jurisdiction over the securities of the Corporation, of the resolution of the Board of directors authorizing an amendment to the 1997-1998 Stock Option Plan of the Corporation in order to increase the number of shares issuable pursuant to the terms thereof.

FOR |_| or AGAINST |_| a resolution authorizing the directors of the Corporation to complete private placements during the next twelve (12) months for the purposes of raising additional funds to carry out exploration work and to increase its working capital, provided, however, that such placements shall not exceed in the aggregate 20,000,000 Class “A” shares to be issued at prices to be negotiated by the Corporation and acceptable to the regulatory authorities having jurisdiction.

Discretionary authority is hereby conferred by the undersigned to the proxy herein named with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to such matters as may properly come before the Meeting.

DATED this ______ day of ___________________, 2002.

____________________________________________
Signature of Shareholder

____________________________________________
Please Print Name of Shareholder

NOTES:

(1)	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated by the Corporation to represent such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided above or by submitting another appropriate form of proxy.

(2)	This form of proxy must be signed and dated by the shareholder or his attorney authorized in writing. If the shareholder is a corporation, the instrument must be signed by a duly authorized officer or attorney under its corporate seal or accompanied by a corporate resolution authorizing the signature.

(3)	If the proxy is not dated in the designated blank space, it will be deemed to bear the date on which it was mailed by the Corporation.